RECEIVED

2008 DEC -2 A 4:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-00230

[redacted]

08006084

November 21, 2008

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of the 58th Daiei Business Report of our Company for the six-month period ended August 31, 2008.

SUPPL

Yours faithfully,

S. Kawashima

Susumu Kawashima
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

To our shareholders:

First of all, I would like to thank our shareholders for their continued support and patronage.

Due to the slowdown of the global economy, triggered by the financial crisis in the United States and the fluctuations of the stock and foreign exchange markets, in addition to the soar in raw materials prices resulting from the rise in crude oil prices, the external environment currently surrounding corporate management is extremely harsh. Finding ourselves in such a business climate, we, at the Daiei Group, have been making a concerted effort to implement various measures based on the New Mid-term Business Plan of the Daiei Group, which aims to "establish stable profitability" and to "further improve our financial standing," and have been making steady progress in the process of regeneration.

In terms of "further improving our financial standing," the Group's interest-bearing debt has diminished by 11.6 billion yen to 100.0 billion yen through efforts to progressively reduce the Group's assets and other means, and as a result we have practically solved this problem; with respect to the management task of "establishing stable profitability," on the other hand, we are currently doing everything within our powers to address this challenge.

In the retail business, the Group has launched a full-scale effort to enhance the appeal of each store and has been busy building up a system to sustain the support of its local customers and business partners, while at the same time establishing its price advantage over its competitors through such means as the continued sales of the "Special and Good Price Supporting your Lives" line, which offers frequently purchased products at bargain prices, and reinforcing the "Thursday Market", a weekly sales event offering bargain items of mainly fresh foods, in addition to actively holding seasonal markets and offering products based on seasonal events.

In terms of remodeling existing stores, the Group has expanded and reinforced its directly managed retail spaces, promoted the revitalization of its tenants and completed renovations of eight retail locations, as means to revitalize entire retail premises and to distinguish itself from

competitors. As a result, our stores, including the Asabu Store in Hokkaido and the Narimasu Store in Tokyo, have been favorably received by the local communities.

As far as opening new stores is concerned, our basic policy has been to promote the opening of new stores that promise profits with reasonable certainty regardless of the number of projected stores. We have so far opened four stores.

Moreover, we have been intent on maximizing the effects of our business alliances with AEON Corporation and Marubeni Corporation. In terms of product development, we began the full-scale introduction of AEON Group's "TOPVALU" products in March 2008 and intend to gradually expand the product line-up. Furthermore, as far as co-operative purchasing and co-operative procurement are concerned, we have been pursuing greater flexibility and effectiveness by commencing direct dealings with manufacturers for foods and daily essentials, utilizing AEON's co-operative delivery system and the system for co-operative procurement of business supplies. Additionally, in terms of garments, we have been reinforcing our various efforts including the co-operative purchase system of business suits utilizing Marubeni's resources.

We will continue to steadily implement various measures of the New Mid-term Business Plan of the Daiei Group, inject all of our management resources, and despite being under a harsh business climate, make a concerted effort to bring our revitalization to completion. We, therefore, ask our shareholders for their continued support and encouragement in the future.

November 2008
Toru Nishimi
President

Daiei Group's Businesses

Taking advantage of group synergy and providing customers with "convenience," "comfort" and "safety"

The Daiei Group comprises 39 companies and is engaged mainly in retail business through its general merchandise stores, supermarkets, specialty shops, amusement facilities, store operations, and food-processing businesses. By pursuing synergy born from the collaboration between these businesses, we provide our customers with "convenience," "comfort" and "safety," and provide answers to their diverse needs.

Under the New Mid-term Business Plan of the Daiei Group, which has been in progress since FY2007, we have been upholding the concentration of management resources in "businesses that contribute to improving the appeal of the stores" and "businesses that support the Group's growth strategies," as the Group's basic strategy.

By collaborating with our retail businesses (GMS/SM), we are proposing various lifestyles to our customers and providing answers to their diverse needs.

- The ROBELT, Inc.
- CORDOBA
- ZENON
- Fun Field, Inc.
- The Bonte, Inc.
- The LOBELIA, Inc.
- Marche, LTD.
- The ATHINE, Inc.
- Orange Food Court

We operate approximately 500 stores, including Daiei, Inc., and offer stores that meticulously cater to the needs of our local customers.

- Daiei, Inc.
- Gourmet City (Kanto)
- Gourmet City (Kyushu)

- NAKAGO
- Gourmet City (Hokkaido)
- Gourmet City (Kinki)
- Big-A

Retail Business

Specialty shops / amusement facilities

GMS / SM / Department stores*

* GMS = General merchandise store

SM = Supermarket

Food-processing, distribution, others

Real estate management

(Tenant, property management)

The food-processing business processes and manufactures meats, marine products, etc. and provides products of exceptional freshness, while the distribution business delivers products to each store in a timely manner.

- ALTAC FOODS Co. Ltd.
- Sality Foods Co., Ltd.
- LOGIONE Co., Ltd.
- Kagoshima Sunrise Farm
- Consumer Economic Research Institute
- Daiei Space Create and other

By cultivating and operating a rich and varied field of tenants, we are raising the appeal of our stores.

- OPA

Special Feature: Store remodeling / launch of new stores

Introducing stores that have undergone major remodeling

Asabu Store

Location: 4-1-5, Kita 39 Jo Nishi, Kita-ku, Sapporo-shi

Store Hours: B1 – 1st Floor, 9:00 a.m. to 11:00 p.m.

(Specialty stores open until 9:00 p.m.)

2nd Floor – 4th Floor, 10:00 a.m. – 9:00 p.m.

General Manager: Hiroshi Ito

Remodeled: April 2008

More customers from the young adult segment as a result of introducing high-profile specialty stores and making changes in the floor plan

The Asabu Store is near the heart of Sapporo and is connected directly to the Asabu Subway Station. Since this neighborhood is characterized by numerous new households and singles, remodeling was conducted to attract more shoppers from the "young adult segment." One of the main features of this remodeling included introducing five new confectioners, such as Rokkatei, which had until now been found mainly in department stores. Moreover, in order for shoppers to shop more efficiently on their way home from work on weekday evenings, we have placed all groceries, including food, household goods and cosmetics on the basement and 1st floors. Furthermore, the elevator directly connecting the store to the station lends added convenience for our shoppers.

Counter selling prepared foods

Pet shop

Key Point of Remodeling 1: Introducing some of the most talked-about confectioners and bakeries in Sapporo

Bake de arles

The charming "animal decorations" in the shape of bears, sheep, lions, etc. are popular with households with children.

Fruitcake Factory

An impressive selection of fruit tarts using an abundance of seasonal fruits. Many fans of the shop buy tarts for special anniversaries.

Donguri

One of the most popular bakeries. Everyday more than 200 types of bread are baked and even their fillings are all hand-made.

Key Point of Remodeling 2: Shopping with greater convenience

Renovation of the premises has added greater convenience to mainly shoppers who use the subway.

- An elevator has been installed connecting the B2 floor, where the subway entrance is located, with the B1 floor of the Asabu Store.
- A customer elevator (B1 to 4th floor) has been installed.

Narimasu Store

Location: 2-21-2 Narimasu, Itabashi-ku, Tokyo

Store hours: B1 – 1st Floor, 9:00 a.m. to 11:00 p.m.

(Specialty stores open until 9:00 p.m.)

2nd Floor – 4th Floor, 10:00 a.m. – 9:00 p.m.

General Manager: Yuji Ogiwara

Remodeled: June 2008

Employees working to build a store that reflects the voices of the customers

The key to the remodeling of the Narimasu Store was to build a store that reflected the voices of the local customers to the greatest possible extent.

The employees of the Narimasu Store conducted an analysis on the opinions voiced in the "Express to Store Manager" (customer comments collected in the suggestion boxes) and the trading area surveys. Based on the concept of "a store that is close, convenient and useful to

local customers," we responded to the various needs of the customers by making reinforcements and improvements mainly in our selection of products and facilities. Specifically, in order to shorten shopping time, we collected foods and household items and placed them on the B1 and 1st floors. We also built the widest selection of goods in the area by introducing a store specializing in prepared foods and improving the product line-up at our liquor counter, bicycle store, and book store, as well as expanding floor space for our plus-size women's wear. In terms of facilities, we installed the much-requested lounge area.

Customer comments voiced in the "Express to Store Manager" and their replies are posted within one week of receiving them..

Key Point of Remodeling 1: Shortened shopping time
Essential foods and household goods have been collected on the B1 and 1st floors and the floor plans allows for shoppers to shop for necessary items efficiently and in a short amount of time.

Key Point of Remodeling 2: Building stores that reflect the voices of the customers
In terms of facilities, more checkout counters have been installed; the bathrooms and the parking space for bicycles have been upgraded.

Key Point of Remodeling 3: Widest selection of products in the area
Floor spaces for bicycles, prepared foods, liquor, pet products and women's wear (plus-sizes) have been expanded.

Wider aisles offer greater freedom to roam.

Introduction of new stores

- March 2008

Daiei Gourmet City Suminodou Store

The Suminodou Store utilizes the synergistic effects with its tenants while offering a store that is convenient for everyday shopping. The store offers a wide selection of products catering to families with children and basic products with price appeal.

- March 2008

Gourmet City Urawa Dojo Store

The Urawa Dojo Store is open 24 hours and caters to early-morning and late-night shopping needs. The Store hopes to endear itself to the community by becoming a "close, convenient and tasty store, carrying all the essentials."

- April 2008

Foodium Tama Center

An urban lifestyle-oriented food market that offers "convenience" and caters to the "food-conscious." Based on a solid line-up of prepared foods and foods requiring simple preparation, the store offers the enjoyment of choosing from a wide selection ranging from "high-quality, safe and healthy" items for those who insist on the best, to the most basic items.

- **May 2008**

Foodium Musashikosugi

An urban lifestyle-oriented food market that offers "convenience" and caters to the "food-conscious." In addition to the wide selection of products, as with Tama Center, the store, by being open 24 hours, caters to the needs of urban-dwellers. There are 15 specialty stores on the 2nd floor including pharmacies and beauty salons.

Topics

Introducing newly developed products

In addition to our self-developed products, "Oishiku tabetai!", "Aichaku shiyo" and "SALIV," AEON Group's private brand, "TOPVALU," is also gaining wide popularity.

"TOPVALU" products, which were formally introduced in March 2008, now number 692 items, as of the end of August 2008, and the selection is expected to expand even further in the future.

Internet Supermarket

Daiei Net Supermarket #1
Higashi-ojima Store (Koto-ku, Tokyo) opened in September 2008

Daiei Net Supermarket #1 Higashi-ojima Store (Koto-ku, Tokyo) opened in September 2008 in order to enhance the convenience of its customers. It is an even more convenient store, with all essential items at the customers' fingertips, catering to the needs of customers who have difficulty visiting the store in person, including child-rearing mothers, pregnant women, the elderly, and workers.

- The site handles approximately 5,000 clothing, food and housing items including fresh foods, prepared foods and liquor that are indispensable to everyday life.
- The site takes orders 23 hours a day, 365 days a year.
- There are five deliveries daily and same-day delivery for orders received by 4:00 p.m. (Fastest delivery within three hours)

Exchanging Points

Commencement of a points transfer service from "OMC Waku Waku Points" to "Daiei Heart Points"

The service, which transfers "OMC Waku Waku Points" to "Daiei Heart Points," commenced in August 2008. Using this service, points may be converted directly into "Daiei Heart Points" and consequently "OMC Waku Waku Points" that have been accumulated through shopping at stores other than Daiei and the payment of utility bills may be used for shopping points at Daiei.

<Environmental Activities>

The "CSR/Eco Committee" was established to focus on reducing packaging containers, promoting the reduction and recycling of waste, and saving energy

- **Discontinuing the distribution of plastic grocery bags, currently being given out free of charge, and adding bonus points to customers who decline use of plastic grocery bags**

The Company is currently working toward the goal of having 30% of its customers decline the use of plastic grocery bags by the end of FY2010 and to this end it has concluded agreements with the local authorities and has discontinued the free distribution of plastic grocery bags at a portion of its food floors. Additionally, from August 19, 2008, it has switched to giving out 2 bonus points under the "Daiei Heart Point" system to customers who decline plastic grocery bags.

* Under the "Daiei Heart Point" system, 1 "Heart Point" is earned for every 200 yen spent on shopping (excluding tax) and points may converted into cash to use at the check-out counters at a rate of 500 yen for every 500 points.

- **Promoting food recycling**

Although, 80% of waste oil and fish scraps are being recycled out of all food residue, the Company is determined to promote food recycling even further by recycling food waste from fruits and vegetables into recyclable resources used as livestock feed and compost. Currently, this program is being conducted mainly at the Kanto area stores and is expected to expand to a wider area in the future.

Waste from fruits and vegetables and other foods

Waste is turned into recyclable resources

Composting

Cultivation using recycled compost

Commercialization

<CSR Activities>

- **The food education textbook, "One Day in the Life of Dai-chan," received the Outstanding Performance Award at the 6th Consumer Education Materials Awards sponsored by the National Institute on Consumer Education**

In order to raise food-awareness among children, the Company published the booklet, "One Day in the Life of Dai-chan," and distributed it to approximately 11,000 people, mostly to grade school students who visited the stores on school trips in FY2007.

- **Agreement to provide emergency supplies**

In order to provide assistance to community members in times of disaster, the Company approached the local authorities of the areas in which the stores operate and have concluded "Agreements for the Provision of Emergency Supplies." Twenty-five stores concluded such agreements after March 2008 and as of the end of August 2008, 171 stores have concluded such agreements with 64 local governments.

- **Emergency relief activities for disaster victims**

The Company has engaged in fund-raising activities for disaster victims with the cooperation of its customers.

Your charitable donations have been sent to disaster-stricken areas through the Japanese Red Cross Society.

- Emergency relief for Iwate-Miyagi inland earthquake victims: 3,203,976 yen
- Emergency relief for Sichuan (China) Earthquake victims: 3,654,225 yen
- Emergency relief for victims of Myanmar cyclone: 2,600,000 yen

Financial Condition: Condensed Interim Consolidated Financial Statements

Interim Consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31,2007)	Current Interim Period (As of August 31, 2008)	Previous Fiscal Year (As of February 29, 2008)
(Assets)			
Current Assets:	**679,237**	**160,113**	**136,603**
Cash and cash equivalents	114,397	54,176	48,414
Notes and accounts receivable	162,877	4,376	3,071
Securities	-	20,000	5,000
Inventories	51,073	48,490	50,346
Deferred tax assets	37,891	-	-
Short-term loans	363,532	-	-
Others	39,668	33,193	31,600
Allowance for doubtful accounts	▲90,201	▲122	▲1,828
Fixed Assets:	**413,577**	**341,288**	**355,486**
Property and Equipment	205,378	180,780	185,335
Buildings and structures	70,348	56,621	58,564
Land	109,460	102,372	103,425
Others	25,570	21,787	23,346
Intangible Fixed Assets	19,210	5,470	5,607
Goodwill	3,577	-	-
Others	15,633	5,470	5,607
Investments and Other Assets	188,989	155,038	164,544
Investment securities	14,640	16,829	20,451
Guarantee money deposited	146,715	133,146	139,250
Deferred tax assets	16,530	-	-
Others	44,788	36,109	36,530
Allowance for doubtful accounts	▲33,684	▲31,046	▲31,687
Total Assets	**1,092,814**	**501,401**	**492,089**

	Previous Interim Period (As of August 31, 2007)	Current Interim Period (As of August 31, 2008)	Previous Fiscal Year (As of February 29, 2008)
(Liabilities)			
Current Liabilities	**516,974**	**136,636**	**113,548**
Notes payable and accounts payable-trade	92,064	70,790	60,733
Short-term borrowings	86,060	182	138
Current portion of long-term borrowings	236,223	4,726	3,718
Accrued expenses	27,140	23,689	18,397
Others	75,487	37,249	30,562
Fixed Liabilities	**340,600**	**167,502**	**183,913**
Long-term borrowings, less current portion	217,018	95,131	107,810
Guarantee money received	28,417	26,459	27,580
Employees retirement reserves	23,796	23,179	22,072
Allowance for business restructuring	13,638	7,563	8,854
Allowance for interests' payment	30,095	-	-
Others	27,636	15,170	17,597
Total Liabilities	**857,574**	**304,138**	**297,461**
(Net Assets)			
Shareholders' Equity	**185,624**	**184,778**	**181,040**
Capital stock	56,517	56,517	56,517
Capital surplus	56,501	56,014	56,500
Retained earnings	75,546	74,074	70,964
Treasury stock	▲2,940	▲1,827	▲2,941
Gains/losses from valuations and exchange adjustments	**13,024**	**12,335**	**13,442**
Net unrealized gain on available-for-sale securities	136	50	1,070
Deferred gain on derivatives accounted for under hedge accounting	▲0	1	▲1
Land revaluation surplus	12,747	12,284	12,373
Foreign currency translation adjustments	141	-	-
Minority Interests	**36,592**	**150**	**146**
Total Net Assets	**235,240**	**197,263**	**194,628**
Total Liabilities and Net Assets	**1,092,814**	**501,401**	**492,089**

Interim Consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Consolidated Fiscal Period (From March 1, 2008 to August 31, 2008)	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 29, 2008	56,517	56,500	70,964	▲2,941	181,040
Changes during the interim fiscal period					
Reversal of land revaluation surplus			89		89
Interim net profit			3,356		3,356
Disposal of treasury stock		▲821		1,116	295
Acquisition of treasury stock				▲3	▲3
Changes (net amount) of items other than shareholders' equity during the interim fiscal period		335	▲335		-
Total changes during the interim period	-	▲486	3,110	1,114	3,738
Balance as of August 31, 2008	56,517	56,014	74,074	▲1,827	184,778

Current Interim Consolidated Fiscal Period(From March 1, 2008 to August 31, 2008)	Gains/losses from valuations and exchange adjustments				Minority interests	Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain /losses	Land re-valuation surplus	Total gains /losses from valuations and exchange adjustments		
Balance as of February 29, 2008	1,070	▲1	12,373	13,442	146	194,628
Changes during the interim fiscal period						
Reversal of land revaluation surplus			▲89	▲89		-
Interim net profit						3,356
Disposal of treasury stock						295
Acquisition of treasury stock						▲3
Changes (net amount) of items other than shareholders' equity during the interim fiscal period	▲1,020	2	-	▲1,018	4	▲1,014
Total changes during the interim period	▲1,020	2	▲89	▲1,107	4	2,635
Balance as of August 31, 2008	50	1	12,284	12,335	150	197,263

Interim Consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2007 to August 31, 2007)	Current Interim Period (From March 1, 2008 to August 31, 2008)	Previous Fiscal Year (From March 1, 2007 to February 29, 2008)
Operating revenues	**600,381**	**526,281**	**1,196,011**
Net sales	485,443	487,722	972,288
Other operating income	114,938	38,559	223,723
Cost of revenues	338,714	342,254	677,239
Gross operating income	261,667	184,027	518,772
Selling, general and administrative expenses	256,512	180,935	504,330
Operating income	5,155	3,092	14,442
Non-operating revenue	1,047	1,403	1,890
Non-operating expenses	4,819	2,755	7,703
Ordinary income	**1,383**	**1,740**	**8,629**
Extraordinary gains	68,756	7,368	82,739
Extraordinary losses	58,714	8,166	80,151
Net income before taxes and minority interests	11,425	942	11,217
Corporate, local and enterprise taxes	11,878	618	15,548
Adjustment for corporate taxes	▲33,829	▲3,019	▲35,590
Minority interests	12,657	13	8,951
Net income	**46,033**	**3,356**	**40,210**

Interim Consolidated Statement of Cash Flows

(Unit: million yen)

	Previous Interim Period (From March 1, 2007 to August 31, 2007)	Current Interim Period (From March 1, 2008 to August 31, 2008)	Previous Fiscal Year (From March 1, 2007 to February 29, 2008)
Cash flows from operating activities	1,114	27,330	18,410
Cash flows from investing activities	89,501	4,837	103,585
Cash flows from financing activities	▲103,336	▲11,405	▲110,459
Foreign currency translation adjustments on cash and cash equivalents	▲9	-	▲10
Net decrease in cash and cash equivalents	▲12,730	20,762	11,526
Cash and cash equivalents at beginning of the Period	126,359	53,394	126,359
Net decrease in cash and cash equivalents in consolidated exemption	-	-	▲84,491
Cash and cash equivalents at end of interim period (the end of the accounting period)	113,629	74,156	53,394

(Scope of consolidation)

Consolidated subsidiaries 31

Major companies OPA Co., Ltd., Gourmet City Kanto, Gourmet City Kinki, Nakago, Big-A, and Fun Field

(Application of equity accounting)

Affiliates accounted for under equity accounting 7

Major companies OMC Card ,Inc.

Segment Information (Current Interim Period)

(Unit: million yen)

	Retail	Real estate	Total	Elimination or corporate	Consolidations
Operating revenues	**518,457**	**8,771**	**527,228**	**(947)**	**526,281**
Customers	518,201	8,080	526,281	-	526,281
Intersegment sales and transfers	256	691	947	(947)	-
Operating expenses	**516,392**	**7,744**	**524,136**	**(947)**	**523,189**
Operating income	**2,065**	**1,027**	**3,092**	**(-)**	**3,092**

(Note) Amounts included in the Interim Consolidated Balance Sheet, the Interim Consolidated Statement of Operations, the Interim Consolidated Statement of Changes in Shareholders' Equity, the Interim Consolidated Statement of Cash Flows and Segment Information have been rounded off to the nearest million yen.

Financial Condition: Condensed Interim Non-consolidated Financial Statements

Interim Non-consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31, 2007)	Current Interim Period (As of August 31, 2008)	Previous Fiscal Year (As of February 29, 2008)
(Assets)			
Current assets	**184,360**	**183,517**	**181,652**
Fixed assets	**315,257**	**277,310**	**286,923**
Property and equipment	142,722	130,289	132,025
Intangible fixed assets	4,012	3,046	3,149
Investments and other assets	168,522	143,975	151,748
Total Assets	499,617	460,827	468,575
(Liabilities)			
Current liabilities	**223,810**	**114,058**	**109,234**
Fixed liabilities	**78,629**	**161,212**	**175,351**
Total liabilities	302,438	275,270	284,585
(Net Assets)			
Shareholders' equity	**184,431**	**173,271**	**170,602**
Capital stock	56,517	56,517	56,517
Capital surplus	56,014	56,014	56,014
Retained earnings	73,724	62,567	59,896
Treasury stock	▲1,824	▲1,827	▲1,825
Gains/losses from valuations and exchange adjustments	**12,747**	**12,286**	**13,387**
Net unrealized gain on available-for-sale securities	1	1	1,014
Deferred gain on derivatives accounted for under hedge accounting	▲0	1	▲1
Land revaluation surplus	12,747	12,284	12,373
Total Net Assets	**197,179**	**185,557**	**183,989**
Total Liabilities and Net Assets	**499,617**	**460,827**	**468,575**

Interim Non-consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2007 to August 31, 2007)	Current Interim Period (From March 1, 2008 to August 31, 2008)	Previous Fiscal Year (From March 1, 2008 to February 29, 2008)
Operating revenues	**417,340**	**418,818**	**836,008**
Net sales	394,122	396,789	790,480
Other operating income	23,218	22,030	45,527
Cost of revenues	296,613	300,329	594,625
Gross operating income	120,727	118,489	241,382
Selling, general and administrative expenses	119,684	118,099	239,973
Operating income	1,043	390	1,410
Non-operating revenue	4,153	4,088	6,513
Non-operating expenses	4,513	2,516	7,144
Ordinary income	**684**	**1,962**	**779**
Extraordinary gains	56,943	4,622	62,358
Extraordinary losses	10,737	7,062	30,598
Net income before taxes and minority interests	46,889	▲477	32,539
Corporate, local and enterprise taxes	171	▲291	283
Adjustment for corporate taxes	▲619	▲2,768	▲880
Net income	**47,337**	**2,582**	**33,136**

Interim Non-consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Fiscal Period (From March 1, 2008 to August 31, 2008)	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 29, 2008	56,517	56,014	59,896	▲1,825	170,602
Changes during the interim fiscal period					
Reversal of land revaluation surplus			89		89
Interim net profit			2,582		2,582
Disposal of treasury stock			▲0	0	0
Acquisition of treasury stock				▲3	▲3
Changes (net amount) of items other than shareholders' equity during the current interim period					
Total changes during the interim l period	-	-	2,671	▲2	2,669
Balance as of August 31, 2008	56,517	56,014	62,567	▲1,827	173,271

Current Interim Fiscal Period (From March 1, 2008 to August 31, 2008)	Gains/losses from valuations and exchange adjustments				Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain/losses	Land re-valuation surplus	Total gains/losses from valuation and exchange adjustments	
Balance as of February 29, 2008	1,014	▲1	12,373	13,387	183,989
Changes during the interim fiscal period					
Reversal for compensation of losses					
Reversal of land revaluation surplus			▲89	▲89	-
Interim net profit					2,582
Disposal of treasury stock					0
Acquisition of treasury stock					▲3
Changes (net amount) of items other than shareholders' equity during the current interim period	▲1,014	2	-	▲1,012	▲1,012
Total changes during the interim l period	▲1,014	2	▲89	▲1,101	1,568
Balance as of August 31, 2008	1	1	12,284	12,286	185,557

(Note) Amounts included in the Interim Balance Sheet, the Interim Statement of Operations and the Interim Statement of Changes in Shareholders' Equity have been rounded off to the nearest million yen.

Corporate Profile /Stock Information

Corporate Profile (as of August 31, 2008)

Company Profile

Company Name:	The Daiei, Inc.
Date of Establishment:	April 10, 1957
Capital:	56,517,235,250 yen
Number of employees:	5,962
Number of stores:	208

Major Offices

Head Office:	4-1-1, Minatojima Nakamachi Chuo-ku, Kobe 650-0046
Headquarters:	2-2-20, Toyo, Koto-ku Tokyo 135-0016
Inquiries:	(03) 6388-7272

Board of Directors and Officers:

Chairman

Yoshiharu Kawato

President

Toru Nishimi

Managing Directors

Kouji Yamazaki (General Manager in charge of Merchandise)

Yoshiaki Takahashi (General Manager in charge of Human Resources & Workforce Development, General & Legal affairs)

Akinori Yamashita (General Manager in charge of Finance, Accounting, Group Business)

Tatsumichi Ishimura (General Manager in charge of Store Development, Tenant Business)

Toshio Kawamoto (General Manager in charge of Retail Business)

Directors

Keiji Nakamae (General Manager in charge of System & Distribution)

Seishiro Sato (Divisional Manager of Corporate Planning Division)

Hideaki Shiraishi (Deputy General Manager in charge of Finance, Accounting, Group Business and Divisional Manager of Accounting Division)

Minoru Tamura (Divisional Manager of KANTO Sales Division)

Minoru Mukai (Deputy General Manager in charge of Marchandise)

Corporate Auditors (Full-time)

Tomoyuki Kamata*

Eisuke Nagai

Corporate Auditors

Masaaki Toyoshima*

Tetsuro Sakamoto

(Note) Corporate Auditors marked with * are Outside Corporate Auditors.

Stock Information

State of stocks

Total Number of authorized shares

307,000,000 shares

Common stock ...207,000,000 shares

Class-*Kou* classified shares... 100,000,000 shares

Number of outstanding shares

199,038,787 shares

Common stock... 122,597,537 shares

Class-*Kou* classified shares... 76,441,250 shares

Number of shareholders

Common stock...94,738

Class-*Kou* classified shares...3

Principal Shareholders (Common stock)

Name of shareholder	Amount of equity in the Company	
	Number of shares held (thousand shares)	Percentage of voting rights (%)
DRF Limited	23,292	11.77
Marubeni Retail Investment Co., Ltd.	9,951	5.03
AEON Co., Ltd.	9,644	4.87
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	4,550	2.30
Japan Trustee Services Bank, Ltd. (Trust Account)	3,426	1.73
Masa-Japanese Equity	2,846	1.44
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,712	1.37
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,289	1.16
Morgan Stanley and Company Inc.	1,760	0.89
Marubeni Foods Investment Co., Ltd.	1,739	0.88

Principal Shareholders (Class-*Kou* classified share)

Name of shareholder	Amount of equity in the Company	
	Number of shares held (thousand shares)	Percentage of voting rights (%)
Marubeni Corporation	36,629	18.51
AEON Co., Ltd.	29,860	15.09
Marubeni Retail Investment Co., Ltd.	9,951	5.03

(Notes)

1. As of August 31, 2008, the Company's shares with voting rights are common shares and Class-*Kou* classified shares, and the total number of voting rights is 3,957,574. One of the Company's voting rights is equivalent to 50 shares.
2. AEON Co., Ltd holds 19.96% of the voting rights including Class-*Kou* classified shares.
3. Marubeni Corporation holds 18.52% of the Company's voting rights including Class-*Kou* classified shares.
4. Marubeni Retail Investment holds 10.06% of the Company's voting rights including Class-*Kou* classified shares.

Distribution of shareholders by type (Common Stock)

Total Number of Common stock

122,597 thousand shares

- Other entities 38.17% (46,794 thousand shares)
- Foreign entities 20.03% (24,560 thousand shares)
- Individuals, others 26.59% (32,598 thousand shares)
- Financial institutions 14.54% (17,820 thousand shares)
- Securities companies 0.67% (825 thousand shares)

Shop Information

HOKKAIDO Sales Division [shop number : 9] : Hokkaido (9)

KANTO Sales Division [shop number : 83] : Miyagi (1), Saitama (12), Tokyo (28), Chiba (10) Kanagawa (29), Yamanashi (2), Shizuoka(1)

CHUBU Sales Division [shop number : 6] : Aichi (6)

KINKI Sales Division [shop number : 72] : Kyoto (2), Osaka (28), Hyogo(40), Nara(1), Wakayama (1)

KYUSYU Sales Division [shop number : 38] :Yamaguchi (1), Hukuoka (22), Nagasaki (5), Kumamoto (2), Ooita (3), Miyazaki (3), Kagoshima(4)

TOTAL [shop number : 208]

Shareholders' Memo

Fiscal year: From March 1 to last day of February of the following year

Ordinary General Meeting of Shareholders: Held in May every year

Day of reckoning:	Ordinary General Meeting of Shareholders...Last day of February of every year
	Year-end dividends...Last day of February of every year
	Interim dividends...August 31 of every year
	Other dates determined by prior announcement as necessary

Transfer Agent: Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Administrative Handling Office of the Transfer Agent:
Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Mailing Address:	Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd.	
	1-10, Nikkocho, Fuchu-shi, Tokyo 183-8701	
Telephone Inquiries:	Requests for address change forms and other forms:	0120-175-417
	Other inquiries:	0120-176-417
Web page address:	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html	

Notifying Offices for the Transfer Agent: All branches of Sumitomo Trust & Banking Co., Ltd.

Method of public notice: The method of electronic public notices will be employed. If for unforeseeable reasons electronic public notice is not possible, notices will be placed in the Nihon Keizai Shimbun.

Web page address for public address: http://www.daiei.co.jp/corporate/ir/

Stock Listings: Tokyo

One Unit Share: 50 shares

Purchasing back or further purchasing of shares of less than One Unit Share: For requests to purchase back or further purchase shares of less than One Unit (one to 49 shares), please contact the above administrative handling offices of the Transfer Agent. Those shareholders using the Securities Depository System should contact their securities company.

END